April 19, 2010

BY EDGAR

Celeste M. Murphy

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	Mitel Networks Corporation (the “Registrant”)
Registration Statement on Form F-1 (File No. 333-163930)

Dear Ms. Murphy:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby join in the request of the Registrant that the effectiveness of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., on April 21, 2010, or as soon as practicable thereafter, and that such effective date and time be confirmed in writing, by notifying Adam Givertz (Facsimile: 416-360-2132) or Stephen Centa (Facsimile: 416-360-2124) of Shearman & Sterling LLP, the Registrant’s counsel.

Pursuant to Rule 460 under the Securities Act, we advise you that approximately the following number of copies of the Preliminary Prospectus dated March 30, 2010 relating to the above-referenced offering have been distributed through the date hereof:

7,800 total copies distributed;

4,925 copies to prospective underwriters;

1,500 copies to institutional investors; and

1,375 copies to others.

We also wish to advise you that the underwriters have complied with and will continue to comply with the requirements regarding the distribution of preliminary prospectuses and final prospectuses set forth in Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

J.P. MORGAN SECURITIES INC.

UBS SECURITIES LLC

PIPER JAFFRAY & CO.

GENUITY CAPITAL MARKETS

JMP SECURITIES LLC

BY:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
J.P. MORGAN SECURITIES INC.
UBS SECURITIES LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/S/ PALMA MAZZOLLA
Name: Palma Mazzolla
Title: Vice President

J.P. MORGAN SECURITIES INC.

By:	/S/ JOHN BERTONE
Name: John Bertone
Title: Vice President

UBS SECURITIES LLC

By:	/S/ ANTAL RUNNEBOOM
Name: Antal Runneboom
Title: Executive Director

By:	/S/ MATT MARSH
Name: Matt Marsh
Title: Associate Director

For themselves and as representatives of the several underwriters.